Room 4561

November 15, 2006

Alan Barry Litwin
President and Chief Executive Officer
Hummingbird Ltd.
1 Sparks Avenue
Toronto, Ontario, Canada
M2H 2W1

      RE: Hummingbird Ltd
              Form 40-F for Fiscal Year Ended September 30, 2005
              File No. 0-23464

Dear Mr. Litwin:

      We have completed our review of your Form 40-F and do not, at this time, have any further comments.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief